DHANOA MINERALS LTD.
250 WELLINGTON STREET WEST, SUITE 639
TORONTO, ONTARIO, M5V 3P6
TELEPHONE: (416) 838-4348

December 27, 2005

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	Dhanoa Minerals Ltd. File No. 333-129864

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-129684, to 12:00 P.M. Eastern Standard Time on December 30, 2005, or as soon as practicable thereafter.

We are also aware that:

  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

DHANOA MINERALS LTD

/s/ BALWANT GREWAL
PRESIDENT AND SECRETARY